

March 31, 2009

MAIL STOP 3561

via U.S. mail and facsimile

Matt Buckels, Manager and Director
EquityPoint, LLC Fund I Series
1800 Washington Avenue
Vincennes, IN 47591

Re: EquityPoint, LLC Fund I Series
Form 1-A, Amendment filed March 26, 2009
File No.: 24-10220

Dear Mr. Buckels:

We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of the comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

General

1. We note your response to comment two of our letter dated March 3, 2009 and the statement on page nine that "the Company should be able to meet its required capital needs." Please revise page nine and pages 17-19 to explain in quantified terms how your purchases would be affected by the receipt of less than the maximum proceeds, including for example, the sale of 25%, 50%, or 75% of the offering. It appears that, in the event you do

not raise 25%, 50%, or more in this offering, you would require significant additional financing to enable purchases consistent with your 450 unit plan. Please revise to provide quantitative disclosure.

Projected Cash Flow, page 18

2. We reissue prior comment five, in part. Please revise the last risk factor on page eight and this section to address possible sales at a loss and negative cash flow. Also, explain the basis for the statement that "the average market time for such properties is approximately 180 days" and the extent to which such sales were at a loss. We refer again to Exhibit H, which includes an example that appears to contemplate a loss of $1.3 million.

Closing Comments

As appropriate, please amend your offering statement in response to the comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Susann Reilly at (202) 551-3236 or James Lopez at (202) 551-3536 if you have questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare
Services

cc: Jillian Ivey Sidoti, Esq.
        Fax to 951-602-6049